SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE
13d-2(a)

Trulite, Inc.
(Name of Issuer)

Common Stock, Par Value $.0001 per share
(Title of Class of Securities)

897889101
(CUSIP Number)

John Berger Contango Capital Partners, L.P. 5 Houston Center 1401 McKinney Street, Suite 900 Houston, TX 77010-4035 (713) 888-0660
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 897889101	13D	Page 2 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Contango Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A)☒ (B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 768,778
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 768,778
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 768,778
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON* PN

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1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Contango Capital Partnership Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☒ (B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 769,570
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 769,570
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 769,570
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON* OO

CUSIP: 897889101	13D	Page 4 of 7

ITEM 1.    SECURITY AND ISSUER.

This statement relates to the common shares (“Common Shares”) of Trulite, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 5 Houston Center, 1401 McKinney Street, Suite 900, Houston, TX 77010-4035.

ITEM 2.    IDENTITY AND BACKGROUND.

(a)

Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Statement is hereby filed by:

Contango Capital Partners, L.P., a Delaware limited partnership (CCP).

The general partner of CCP, Contango Capital Partnership Management LLC (CCPM), the managers of which (the “Managers”) are:

(i)
William John Berger, Mr. Berger is Chairman of the Board and Chief Executive Officer of Standard Renewable Energy Group, LLC, located at 5 Houston Center, 1401 McKinney Street, Suite 900, Houston, TX 77010-4035;

(ii)	and Kenneth R. Peak, Chief Executive Officer of Contango Oil and Gas Company, located at 3700 Buffalo Speedway, Suite 960, Houston, Texas 77098;

(iii)	Todd Sullivan, Managing Partner of Sullivan Interests LP, located at P.O. Box 131486, Houston, Texas 77219;

(iv)	Gerald Sullivan, founder and Chairman of Sullivan Enterprises Inc., located at 2 Colony Park Drive, Galveston, Texas 77551;

(v)	Eric Melvin, President and Chief Executive Officer of Mobius Risk Group, located at Three Riverway, Suite 1700, Houston,Texas 77056; and

(vi)
John D. White, General Counsel and Senior Vice President of Government/Investor Relations of Standard Renewable Energy Group, LLC, located at 5 Houston Center, 1401 McKinney Street, Suite 900, Houston, TX 77010-4035.

(b) The business address of each of the Reporting Persons is 5 Houston Center, 1401 McKinney Street, Suite 900, Houston, TX 77010-4035.

(c)

CCP was formed for the purpose of investing in early-stage energy-related businesses.

CCPM is the sole general partner of CCP.

CUSIP: 897889101	13D	Page 5 of 7

(d) Neither the Reporting Person or the Managers have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Neither the Reporting Person or the Managers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in their being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The options, reported herein, to purchase 176,278 shares of Common Stock, were acquired on April 3, 2006, pursuant to the Issuer’s 2006 Stock Option Plan. The warrants, reported herein, for the purchase of 592,500 shares of Common Stock, were acquired in connection with the April 13, 2006, issuance by the Issuer of 1,000,000 shares of Common Stock and 1,000,000 warrants to purchase Common Stock, at an exercise price of $1.50 per share, to 12 accredited investors for an aggregate purchase price of $1,000,000.

ITEM 4.    PURPOSE OF TRANSACTION.

The shares reported herein are being held for investment purposes. Neither of the Reporting Persons have any plans or proposals that relate to or would result in any of the actions or events listed in (a) through (j) of Item 4.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a)

The Reporting Persons beneficially own an aggregate of 769,570 shares of Common Stock, representing 6.1% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10-SB, as amended, filed December 22, 2006.)

(b)

The Reporting Persons have the sole right to dispose of warrants to purchase 592,500 shares of Common Stock and options to purchase 176,278 shares of Common Stock, and sole voting power over the 768,778 shares of Common Stock underlying those warrants and options. Additionally, CCPM has sole voting and dispositive control over 792 shares of Common Stock.

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(c)

On or about May 2, 2006, CCP distributed all of its shares of Common Stock to its partners, at which point CCP owned only the options and warrants reported herein. Among the shares distributed were the 792 shares of Common Stock now owned by CCPM.

The options, reported herein, to purchase 176,278 shares of Common Stock, were acquired on April 3, 2006, pursuant to the Issuer’s 2006 Stock Option Plan. The warrants, reported herein, for the purchase of 592,500 shares of Common Stock, were acquired in connection with the April 13, 2006, issuance by the Issuer of 1,000,000 shares of Common Stock and 1,000,000 warrants to purchase Common Stock, at an exercise price of $1.50 per share, to 12 accredited investors for an aggregate purchase price of $1,000,000.

(d)

Not applicable.

(e)

Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1—Joint Filing Agreement By and Among Reporting Persons.

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SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Date: February 20, 2007

Contango Capital Partners, L.P.

By: Contango Capital Partnership Management LLC, its General Partner

By:	/s/ William J. Berger
William J. Berger, Manager

Contango Capital Partnership Management LLC

By:	/s/ William J. Berger
William J. Berger, Manager